SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 December 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 20 November 2023
99.2	Director/PDMR Shareholding dated 21 November 2023
99.3	Director Declaration dated 22 November 2023
99.4	Transaction in Own Shares dated 27 November 2023

Exhibit No: 99.1

20 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 November 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	17 November 2023

Aggregate number of ordinary shares purchased:	500

Lowest price paid per share:	£ 60.3400

Highest price paid per share:	£ 61.0000

Average price paid per share:	£ 60.7574

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,751,041 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 500 (ISIN: GB00BHJYC057)

Date of purchases: 17 November 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	500
Highest price paid (per ordinary share)	£ 61.0000
Lowest price paid (per ordinary share)	£ 60.3400
Volume weighted average price paid(per ordinary share)	£ 60.7574

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
17/11/2023	08:20:34	GMT	23	60.3400	XLON	882659408481008
17/11/2023	09:25:01	GMT	18	60.4000	XLON	882659408485864
17/11/2023	09:53:30	GMT	29	60.4800	XLON	882659408487435
17/11/2023	10:18:55	GMT	37	60.5800	XLON	882659408491014
17/11/2023	10:42:10	GMT	27	60.7200	XLON	882659408492671
17/11/2023	12:02:20	GMT	31	60.8000	XLON	882659408497653
17/11/2023	12:42:06	GMT	31	60.7800	XLON	882659408499646
17/11/2023	13:32:07	GMT	26	60.7600	XLON	882659408502406
17/11/2023	14:13:23	GMT	25	60.7200	XLON	882659408505529
17/11/2023	14:30:55	GMT	29	60.8400	XLON	882659408507278
17/11/2023	14:41:10	GMT	29	60.7600	XLON	882659408508969
17/11/2023	14:52:50	GMT	33	60.8400	XLON	882659408510465
17/11/2023	15:05:42	GMT	28	60.8800	XLON	882659408512177
17/11/2023	15:27:46	GMT	28	61.0000	XLON	882659408514872
17/11/2023	15:53:06	GMT	43	60.9000	XLON	882659408517777
17/11/2023	16:21:36	GMT	36	60.8800	XLON	882659408522821
17/11/2023	16:29:06	GMT	20	60.9200	XLON	882659408524519
17/11/2023	16:29:55	GMT	7	60.9400	XLON	882659408524806

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heather Balsley
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Pro-rata grant of Awards for the 2022-2024 cycle and 2023-2025 cycle under the InterContinental Hotels Group PLC Deferred Award Plan (DAP)
c)	Price(s) and volume(s)
2022-2024 DAP Award:

Conditional rights over a total of 1,520 free shares; the number of shares calculated by reference to a price of GBP 59.98, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2024, subject to the satisfaction of conditions.

2023-2025 DAP Award

Conditional rights over a total of 2,823 free shares; the number of shares calculated by reference to a price of GBP 59.98, being the MMQ of the Company's share price for the 5 business days preceding the date of grant.

The award will vest on the business day after the announcement of the Company's results for the financial year ending 31 December 2025, subject to the satisfaction of conditions.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2023-11-20
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

22 November 2023

InterContinental Hotels Group PLC

Director Declaration

Notification pursuant to LR 9.6.14(R)

InterContinental Hotels Group PLC (IHG or the "Company") announces in accordance with LR 9.6.14(2) that Jo Harlow, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Centrica plc, with effect from 1 December 2023.

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

27 November 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 November 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	24 November 2023

Aggregate number of ordinary shares purchased:	479

Lowest price paid per share:	£ 61.3200

Highest price paid per share:	£ 61.7600

Average price paid per share:	£ 61.6239

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 164,750,562 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 479 (ISIN: GB00BHJYC057)

Date of purchases: 24 November 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	479
Highest price paid (per ordinary share)	£ 61.7600
Lowest price paid (per ordinary share)	£ 61.3200
Volume weighted average price paid(per ordinary share)	£ 61.6239

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
24/11/2023	08:34:07	GMT	15	61.3200	XLON	886988735515802
24/11/2023	08:43:55	GMT	17	61.4200	XLON	886988735516472
24/11/2023	10:04:06	GMT	27	61.5400	XLON	886988735520470
24/11/2023	10:51:02	GMT	3	61.5600	XLON	886988735522805
24/11/2023	10:51:02	GMT	34	61.5600	XLON	886988735522804
24/11/2023	11:29:57	GMT	30	61.5400	XLON	886988735524336
24/11/2023	12:17:06	GMT	26	61.5800	XLON	886988735525972
24/11/2023	12:53:39	GMT	24	61.6600	XLON	886988735527199
24/11/2023	13:31:20	GMT	30	61.6600	XLON	886988735529497
24/11/2023	14:14:11	GMT	26	61.7600	XLON	886988735531748
24/11/2023	14:33:22	GMT	30	61.7600	XLON	886988735534403
24/11/2023	14:45:40	GMT	26	61.6400	XLON	886988735535887
24/11/2023	14:55:26	GMT	26	61.5800	XLON	886988735536975
24/11/2023	15:08:14	GMT	28	61.7200	XLON	886988735538418
24/11/2023	15:18:01	GMT	24	61.7200	XLON	886988735539439
24/11/2023	15:27:15	GMT	27	61.7000	XLON	886988735540385
24/11/2023	15:50:20	GMT	37	61.6400	XLON	886988735542801
24/11/2023	16:15:33	GMT	31	61.6200	XLON	886988735546289
24/11/2023	16:25:04	GMT	18	61.6200	XLON	886988735548114

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	01 December 2023